UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Forte Biosciences, Inc.
(Name of Subject Company)
Forte Biosciences, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
34962G208
(CUSIP Number of Class of Securities)
Paul A. Wagner, Ph.D.
Chief Executive Officer
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, Texas 75247
(310) 618-6994
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Robert Ishii
Remi Korenblit
Dan Koeppen
Wilson Sonsini Goodrich & Rosati, P.C.
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
(415) 947-2000
 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Forte Biosciences, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of the Company, at a price per Share of $77.00 per Share, net to the seller in cash, without interest, subject to any withholding tax (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of August 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”).
The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on August 6, 2026, by Parent and Purchaser (as amended or supplemented from time to time).
Capitalized terms used in this Amendment No. 1 but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment No. 1 is being filed to disclose certain updates as reflected below.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the subsection titled “Regulatory Approvals”:
“On August 3, 2026, each of Parent and the Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time, on August 18, 2026. Accordingly, the condition set forth in clause (e)(i) of Annex I to the Merger Agreement, requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated, has been satisfied.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Forte Biosciences, Inc.

By:	/s/ Paul A. Wagner, Ph.D.
Name: Paul A. Wagner, Ph.D. Title: Chief Executive Officer

Dated: August 19, 2026